FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 3, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the disposal of common stocks of SiPix Technology Inc. (“STI”) on behalf of Konly and Ronly, subsidiaries of AUO”, dated August 3, 2012.

2.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated August 3, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 3, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

August 3, 2012

English Language Summary

Subject:	To announce the disposal of common stocks of SiPix Technology Inc.(“STI”) on behalf of Konly and Ronly, subsidiaries of AUO.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2012/08/03

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common stocks of STI

2.	Date of occurrence of the event:2012/08/03~2012/08/03

3.	Volume, unit price, and total monetary amount of the transaction:

Volume:Konly Venture Corp.(“Konly”):20,226 thousand shares;

Ronly Venture Corp.(“Ronly”):20,272 thousand shares.

Unit price:NT$ 13.284 per share

Total monetary amount:Konly:NT$268.7 million; Ronly:NT$269.3 million

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): E Ink Holdings Inc.; N/A

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): The net profit from the disposal is estimated to be around NT$300 million

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment will be made in accordance with the agreement; according to the agreement; according to the agreement

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board of Konly and Ronly resolved the transaction and authorized the chairman and/or president to deal with all related arrangements

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume:0 shares

Current cumulative amount:0

Shareholding percentage of the holding:0%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets:

Konly: 92.28%; Ronly:90.46%

Current ratio of securities investment (including the current trade) to the shareholder’s equity:Konly:92.74%; Ronly:90.83%

Operating capital:Konly: NT$303,584 thousand; Ronly:NT$154,615 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:

To match up with the strategic development.

15.	Net worth per share of company underlying securities acquired or disposed of: NT$2.60

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: No

AU Optronics Corp.

August 3, 2012

English Language Summary

Subject:	The capital expenditure budget approved by the Board.

Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2012/08/03

Content:

1.	Date of the resolution by the board of directors or shareholders’ meeting: 2012/08/03

2.	Content of the investment plan:

The Board of the Company approved the amount of NT$1.84 billion in capital expenditure budget for the Company.

3.	Anticipated date of execution of the investment: 2012/08/03

4.	Source of funds:Working Capital

5.	Concrete purpose/objective:

The capital expenditures will be mainly used to adjust product mix, upgrade product specification, and enhance product quality.

6.	Any other matters that need to be specified:

(1)	The budget execution mentioned above will be subject to customer demand and market situation. The actual amount that the Company will pay will be subject to the execution progress of the main items mentioned above and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$25.70 billion during the first half of 2012.